Exhibit 99.5

Public Applications Products and Business Opportunity Jim Koonmen Executive Vice President – Business Line Applications

Applications Products and Business Opportunity Key messages Public Slide 2 8 November 2018 • The ASML Holistic Lithography roadmap is driven by ASML’s unique capability to help customers achieve their pattern fidelity requirements • 2018 will be another record year for the Applications business, with product wins across all customers and all market segments (Logic, DRAM, NAND) • Primary driver of growth is the extension of our solutions into Pattern Fidelity control: • New offerings extend the roadmap with innovative products that combine ASML’s computational technology with HMI’s e-beam expertise. • Hardware and software products support the introduction of EUV into HVM • New applications of deep learning in both computational litho and defect inspection drive improved performance • The Applications business is projected to continue to grow at 15-20% CAGR with strong gross margins for the period 2017 through 2025

ASML’s Holistic Lithography roadmap maximizes patterning performance by optimizing Edge Placement Error (EPE) Public Slide 3 8 November 2018 Other patterning tools with advanced capability verlay and focus) resist and Process Window process Control EPE Window Optical and E-beam li Detection metrology

Scaling requires Edge Placement Accuracy improvements

ASML continues to expand its portfolio to address total patterning error

ASML
Public
Slide 4
8 November 2018

Device Pattern


Litho
critical
dimension
Reference
pattern
New
pattern
Edge Placement
Error budget (EPE)

2005 65nm Node
XT:1400, ArF dry
Single Expose


EPE
Local CDU
OPC errors
CDU
Overlay errors

2012 20nm Node
NXT:1950i, ArF immersion
Single Expose


EPE
Local CDU
OPC errors
CDU
Overlay errors

2020 5nm Node
NXT:2000i-NXE:3400 ArFi-EUV
Multiple Patterning


EPE
Local CDU - stochastics
OPC errors
CDU
Overlay errors

Edge placement error (EPE): combined error of overlay and CD uniformity

Scanner only

>50% of EPE budget

Holistic Lithography

- Brion computational litho & OPC
- YieldStar optical metrology
- Scanner feedback and control

>75% of EPE budget

Pattern Fidelity Control

- HMI E-beam metrology & inspection
- YieldStar extension post etch, in-die
- Litho-Etch co-optimization

>90% of EPE budget

CD: Critical Dimension, OPC: Mask Optical Proximity Correction

Scanner only contribution

Holistic Litho contribution

Pattern Fidelity Control is next step in holistic lithography Addition of E-Beam and Etch extends and improves the control paradigm Public Slide 5 8 November 2018 Scanner wafers After-Litho After-Litho After-Etch DUV and EUV Etch metrology YieldStar E-beam YS & E-beam Scanner Control Control (100% wafers) Metrology Metrology Metrology Etch Suppliers Guide to areas of interest Computational Improved Scanner E-Beam Metro Lithography algos, models Comp Litho Etch Optical Metro

ASML scanners are uniquely able to find, measure and correct for patterning variations from the total process flow Public Slide 6 8 November 2018 FlexRay illuminator Even Fingers Odd Fingers Dose Grey Filter Optical Centerline manipulator Y Z X Reticle stage Metrology stage Exposure stage 100% of the wafers 100% of the wafers Wafer stage are measured are processed field-by-field Scanner actuators correct on a field-by-field basis

Denser measurements per wafer drive more scanner actuations improving on-product overlay for the customer Public Slide 7 8 November 2018 t NXT:1950 NXT:1960 NXT:1980 NXT:2000 NXT:next lo NXE:3400 NXE:next per HVM 1,000 2008 erlay 16nm Ov actuations 100 2012 (thousands) Product 10 2018 5.5nm On Scanner 2020 3.5nm 2022 1 2.5nm 1.7nm 55 1575 50K 100K >1M Number of correction parameters per lot

Measuring overlay after etch and in device unleashes the full correction capability of the scanner and improves yield Public Slide 8 8 November 2018 Low order corrections per wafer Overlay Good die 5.35nm 61% After Etch in spec

Measuring overlay after etch and in device unleashes the full correction capability of the scanner and improves yield Public Slide 9 8 November 2018 Medium order corrections per wafer Overlay 3.26nm 90% After Etch in spec

Measuring overlay after etch and in device unleashes the full correction capability of the scanner and improves yield Public Slide 10 8 November 2018 High order corrections per wafer Overlay 2.1nm 98% After Etch in spec

Multi-beam E-beam is required to support both R&D and HVM defect inspection at the 5nm node and below Public Slide 11 8 November 2018 10 Dark Multi-beam brings field Bright E-beam into HVM 1 field hour] 0.1 per Multi-beam 0.01 0.001 [wafers 0.0001 Single E-beam 0.00001 Throughput 0.000001 Area E-beam extends resolution capability 0.0000001 1E-08 100 10 1 Sensitivity/Resolution [nm]

Multi-beam inspection leverages competence in E-beam, fast and accurate stages, and computational technology Public Slide 12 8 November 2018 1. SEM: Building on top of HMI’s unique electron optics and ultra low-noise SEM technologies to develop multi-beam and single-beam systems 2. Stage: Leverage ASML’s world-class stage technology to achieve high-speed stage moves with high position accuracy 3. Software and Simulation: Leverage Brion and ASML process modeling and chip database competencies for computational defect prediction and guided care-area inspection to increase effective E-beam area coverage

Multi-beam inspection technology together with holistic lithography enables defect control in HVM Public Slide 13 8 November 2018 Multi-beam expected to provide the volume and quality of data after etch to enable the next paradigm of patterning and defect control by the scanner 100% Multi-beam and Guided wafers) Inspection of Defect Control % 1% Multi-beam Defect Monitoring Single E-beam (effective Single and Guided 0.1% E-beam Inspection Defect Defect Monitoring Sampling Discovery 0.001% Today Today 2020 2022

Applications Roadmap

Strong roadmap of technology advances will enable progress to continue

ASML
Public
Slide 14
8 November 2018

		2018	2019	2020	2021	2022	... 2025
Scanner Interfaces and Control Software		Increasing Scanner Actuation (DUV and EUV), Etch Co-Optimization, EPE Control					
Overlay Metrology YieldStar		Fast Stages, Multiple Wavelengths, Computational Metrology, In-Device					
E-Beam Defect Inspection		Multi-beam, Fast and Accurate Stages, Guided Inspection					
E-beam Metrology		Single Beam High Res, Large Field of View, Massive Metrology, EPE metrology					
Computational Lithography		Improved Accuracy, Inverse OPC, Machine and Deep Learning, Etch Models

Our Applications portfolio has seen strong growth, and is projected to continue at 15-20% CAGR Public Slide 15 8 November 2018 Total Addressable Market (TAM) by Market Segment (B€) 5.5B • We expect 15-20% year on year 4.7B growth for the period 2017 through 4.1B 2025, which is higher than growth in € ) (B TAM over same period TAM • We expect growth across all parts of our portfolio, with metrology and HMI inspection products being the most significant driver of growth going 2017 2020 2025 forward • We expect the strong gross margins for the Applications portfolio to continue Source: ASML market model and semiconductor capex simulations based on data by VLSI, Gartner, SEMI

Applications Products and Business Opportunity Summary Public Slide 16 8 November 2018 • The ASML Holistic Lithography roadmap is driven by ASML’s unique capability to help customers achieve their pattern fidelity requirements • 2018 will be another record year for the Applications business, with product wins across all customers and all market segments (Logic, DRAM, NAND) • Primary driver of growth is the extension of our solutions into Pattern Fidelity control: • New offerings extend the roadmap with innovative products that combine ASML’s computational technology with HMI’s e-beam expertise. • Hardware and software products support the introduction of EUV into HVM • New applications of deep learning in both computational litho and defect inspection drive improved performance • The Applications business is projected to continue to grow at 15-20% CAGR with strong gross margins for the period 2017 through 2025

Forward Looking Statements Public Slide 17 This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, 8 November 2018 strategy, bookings, expected financial results and trends, including expected sales, EUV revenue, gross margin, capital expenditures, R&D and SG&A expenses, cash conversion cycle, and target effective annualized tax rate, and expected financial results and trends for the rest of 2018 and 2019, expected revenue growth and demand for ASML’s products in logic and memory, expected annual revenue opportunity in 2020 and for 2025 and expected EPS potential in 2020 with significant growth in 2025, expected trends in the lithography system market, fab capacity by segment, the automotive and artificial intelligence industries, connectivity, semiconductor end markets and new semiconductor nodes, expected acceleration of chipmakers’ performance for the next decade, expected EUV insertion and transistor density growth, trends in DUV systems revenue and Holistic Lithography and installed based management revenues, statements with respect to expectations regarding future DUV sales, including composition, margins, improvement of operations and performance, DUV product roadmaps, expected benefits of the holistic productivity approach, including in terms of wafers per year, expected industry trends and expected trends in the business environment, statements with respect to customer demand and the commitment of customers to High NA machines and to insert EUV into volume manufacturing by ordering systems, expected future operation of the High NA joint lab, statements with respect to holistic lithography roadmaps and roadmap acceleration, including the introduction of higher productivity systems in 2019 (including the expected shipment of NXE:3400C and expected timing thereof) and the expected benefits, ASML’s commitment to volume manufacturing and related expected plans until 2030, ASML’s commitment to secure system performance, shipments, and support for volume manufacturing, including availability, timing of and progress supporting EUV ramp and improving consistency, productivity, throughput, and production and service capability enabling required volume as planned, including expected shipments, statements with respect to growth of fab capacity driving demand in lithography systems, planned customer fabs for 200 systems and expected first output in 2019, expected EUV value increase and increase in EUV margins and ASML’s expectation of EUV profitability at the DUV level, expected installed base of EUV systems, expected customer buildout of capacity for EUV systems, EUV estimated demand by market, expected increase in lithography intensity, statements with respect to the expected benefits of EUV, including year-on-year cost reduction and system performance, and of the introduction of the new DUV system and expected demand for such system, the expected benefits of HMI’s e-beam metrology capabilities, including the expansion of ASML’s integrated Holistic Lithography solutions through the introduction of a new class of pattern fidelity control, the extension of EUV to enable cost effective single patterning shrink with EUV, statements with respect to ASML’s applications business, including statements with respect to expected results in 2018, expected growth of the applications business and expected drivers of growth, expected growth in margins, continued shrink and drivers, and expected accuracy, defect control and performance improvements, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, DUV, Holistic Lithography and EUV providing unique value drivers for ASML and its customers, expected industry innovation, the expected continuation of Moore’s law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders through stable or growing dividends and regularly timed share buybacks in line with ASML’s policy, statements with respect to the expectation to continue to return cash to shareholders through dividends and share buybacks, and statements with respect to the expected impact of accounting standards. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “targets”, “commits to secure” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of and demand for new products including EUV and DUV, the number and timing of EUV and DUV systems shipped and recognized in revenue, timing of EUV orders and the risk of order cancellation or push out, EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to successfully integrate acquired businesses to create value for our customers, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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